March 18, 2015

Via EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Digital TV Holding Co., Ltd.

Form 6-K furnished November 10, 2014

File No. 001-33692

Dear Mr. Krikorian:

This is in response to the comment letter, dated February 5, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) relating to the proxy statement (the “Proxy Statement”) of China Digital TV Holding Co., Ltd. (the “Company”) furnished on Form 6-K with the SEC on November 10, 2014 and the Company’s response letter dated January 8, 2015.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are set forth below. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the Proxy Statement. The Company is submitting a copy of this letter as “correspondence” via EDGAR.

Form 6-K furnished November 10, 2014

Exhibit 99-2, Proxy Statement

1.	We note your response to prior comment 1 that after the completion of the sale of Super TV, you will perform a fair value analysis and adjust the consideration and the gain accordingly. Please clarify how you will determine the fair value of the contingent consideration. Further, we note your disclosure on page 3 that the net profit targets are RMB190.10 million, RMB282.91 million, and RMB340.69 million for 2014, 2015 and 2016, respectively. We note that these targets assume 49% net profit growth in 2015, and 20% net profit growth in 2016. As such, it appears that the targets include significant increases over historical results. Please clarify how you considered this in determining the probabilities of achieving these results, and how you considered this in determining the accounting policy for this transaction. That is, tell us how you considered the inherent uncertainties in assuming projected results that differ significantly from historical results and your ability to reasonably estimate the fair value of the consideration.

The Company respectfully advises the Staff that the Company currently expects to adopt a sophisticated methodology to determine the fair value of the contingent consideration. Specifically, the details of the methodology are to capture the potential compensation returned to Tongda Venture under each possible scenario during each year of the Covered Period and to adopt the Monte Carlo Simulation Model to derive the fair value of the profit guarantee. The key value drivers and assumptions, including but not limited to, revenue growth rate, gross profit margin, operating expenses margin, will be simulated under the Monte Carlo Simulation method.

The consolidated net profit of the Company has historically been significantly negatively affected by losses in the Company's retained businesses (i.e., those excluding the conditional access ("CA"), network broadcasting platform ("NBP") and video-on-demand ("VOD") businesses (collectively, the "Disposed Businesses")) as well as share compensation expenses and expenses related to listed companies such as audit fees and legal fees. Those items mentioned above will be excluded in determining the net profit of the Disposed Businesses on a stand-alone basis for the purpose of the Profit Compensation Agreement. In June 2014, the Company completed an internal reorganization, as a result of which only the Disposed Businesses were retained in Super TV. The total net profit of Super TV in 2014, including the losses from businesses other than the Disposed Businesses of Super TV in 2014 prior to the internal reorganization, was approximately RMB206 million, higher than the net profit target of RMB190.10 million for 2014. Furthermore, the net profit of the Disposed Businesses, excluding those items mentioned above, was approximately RMB314 million, RMB281 million and RMB255 million in 2012, 2013 and 2014, respectively. Therefore, the 2015 and 2016 targets of RMB282.91 million and RMB340.69 million, respectively, for Super TV which will only operate the Disposed Businesses in these years, assume a net profit growth of 11% in 2015 and 20% in 2016. A lower net profit target was set for 2014 in light of the decrease in net profit of the Disposed Businesses from 2012 to 2013, which was mainly due to a decrease in the sales in the CA business in 2013. However, the sales in the CA businesses stabilized in 2014. In addition, the Company's NBP business, which is part of the Disposed Businesses, commenced generating revenue in 2014 and is estimated to grow significantly in 2015 and 2016. The Company expects that the proliferation of mobile terminals will increase the market demand in live TV broadcast through mobile terminals, and the Company's NBP business can enable TV operators to expand their businesses to mobile terminals at a much lower cost. Currently there are few competitors engaging in NBP business in China, and the NBP business can benefit from the Company's relationship and years of cooperation in the CA business with TV operators. To date, Super TV has signed framework sales agreements regarding NBP with 40 TV operators in 14 provinces across China, including Liaoning Province, Shanxi Province, Sichuan Province and Qinghai Province. Although there can be no guarantee, the Company estimated that the revenue from NBP business would increase to approximately RMB97 million in 2015 from RMB17 million in 2014, and continuously increase in 2016 to contribute to the achievement of the net profit targets in 2015 and 2016.

Though we estimate the net profit targets are achievable as explained above, considering the inherent uncertainties in assuming projected results that differ significantly from historical results, we will re-estimate the net profit of Super TV to determine the fair value of the contingent consideration as mentioned in the first paragraph when the Company obtains all required regulatory approvals and completes the proposed disposition of the Disposed Businesses. By that point, we will have obtained Super TV's 2014 actual results and partial actual results for 2015, allowing us to develop more informed and accurate estimates of the results of 2015 and 2016 based on the historical operations in 2015, which would enable us to determine a more meaningful fair value analysis.

2.	We note your response to prior comment 2. Please clarify the following factors, and tell us how you considered these factors in your decision to account for this investment using the equity method.

On October 9, 2014, the Company has entered into a share transfer agreement (as amended by a supplementary agreement dated October 27, 2014) with Tongda Venture and Cinda Investment on sale of Super TV (the "Restructuring"), and the share transfer agreement will come into effect after all the relevant approvals have been obtained, including approvals from relevant government authorities which have not yet been obtained. According to the share transfer agreement and the supplementary agreement, the Company will receive approximately 17.24% of the ordinary shares of Tongda Venture and be entitled to recommend for appointment two out of nine directors (including three independent directors) of Tongda Venture. Cinda Investment is obligated to vote in favor of the two director candidates recommended by the Company. On the same day, the Company has entered a supplementary agreement to a framework agreement dated June 13, 2014 with Cinda Investment and granted Cinda Investment a warrant to subscribe for the Company's new shares for an amount between US$25 million and US$30 million at an exercise price of US$3.33 per share. Under the supplementary agreement dated October 27, 2014, Cinda Investment is obligated to vote in favor of the nomination of two board members recommended by the Company and their appointment as members of the Venture and Strategy Committee of Tongda Venture. Based on the combined shareholder vote of 44% held by Company and Cinda Investment and the shareholder structure subsequent to the Restructuring, the Company believes it is highly probable that their nomination of the two board members will be approved.

•	The voting rights of the shares you will receive in the transaction, and whether these shares have any veto rights, or other protective and participating rights;

Pursuant to relevant agreements, the Company will receive approximately 17.24% of the shares of Tongda Venture. These shares are ordinary shares and the same as all other shares of Tongda Venture. These shares do not have any veto rights, or other protective and participating rights.

•	The existence of any standstill agreements under which you have agreed not to increase your current holdings;

There are no standstill agreements under which the Company has agreed not to increase its current holdings.

•	Whether you will have any other investments, loans or advances in Tongda Venture;

The Company has no other investments, loans or advances in Tongda Venture, and the Company expects that it will have no other investments, loans or advances in Tongda Venture in the foreseeable future.

•	Whether there will be any material intra-entity transactions;

There are no material intra-entity transactions between the Company and Tongda Venture, and the Company expects that there will be no material intra-entity transactions between the Company and Tongda Venture in the foreseeable future.

•	Whether there will be technological dependency between you and Tongda Venture;

The Company expects that there will be no technological dependency between the Company and Tongda Venture in the foreseeable future.

•	The funding provided by you relative to the funding provided by other shareholders, and whether you can be called upon to provide additional funding;

To fund the total consideration for acquisition of Super TV, Tongda Venture will effect a private placement of its new shares at a per share price of RMB10.35. The funding provided by the Company and other shareholders of Tongda Venture is based on shares acquired by the Company and other shareholders, respectively, and the same per share price aforementioned. The Company cannot be called upon to provide additional funding.

•	The specific rights that your 2 board members will have with respect to exercising significant influence over operating and financial policies. As part of your response, clarify whether there will be different classes of directors with different rights;

Pursuant to the Articles of Association of Tongda Venture, there will be no different classes of directors and all directors of Tongda Venture will have the same rights. The board of directors of Tongda Venture is entitled to determine the operation plan, investment strategy, annual financial budget, significant acquisitions, management organization, and other significant matters of Tongda Venture. All resolutions of the board of directors require a simple majority vote and the appointment and dismissal of board directors require a simple majority vote from shareholders.

•	The existence of outstanding options or warrants that is likely to reduce the Company’s ownership interest in the future, if exercised. As part of your response, also clarify the impact of Cinda Investment exercising its warrant to subscribe to additional shares in the Company (described on page 24 of the proxy statement), and whether it will result in Cinda Investment having an increased ability to exercise significant influence over the Company, thereby decreasing the Company’s ability to exercise significant influence over Tongda Venture.

There are currently no outstanding options or warrants issued by Tongda Venture which can reduce the Company's ownership interest in Tongda Venture in the future. If Cinda Investment exercises its warrant to subscribe for shares in the Company, Cinda Investment will hold about 11% to 13% of total shares of the Company based on the current share structure of the Company. However, the shares of the Company held by Cinda Investment are not expected to entitle Cinda Investment to other specific rights or the ability to exercise significant influence over the Company, thereby decreasing the Company's ability to exercise significant influence over Tongda Venture. Moreover, the Company has agreed with Cinda Investment under the relevant agreements for the Restructuring that Cinda Investment cannot increase its shares of the Company during the year of 2014, 2015 and 2016 without the consent from the Company.

* * *

Thank you again for your time and kind attention to this matter. Please feel free to contact Mr. Liu Fang of Clifford Chance (tel: +852-2825-8919; fax: +852-2825-8800; email: fang.liu@cliffordchance.com), or the undersigned (tel: +8610-6297-1199 x 6127; e-mail: yueqian@novel-supertv.com), with any questions you may have.

Very truly yours,

/s/ Qian Yue
Qian Yue
Acting Chief Financial Officer

cc:	Ms. Laura Veator

(Securities and Exchange Commission)

Liu Fang, Esq.

(Clifford Chance)

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